Exhibit 99.3

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2008 SEGMENT INFORMATION RESTATED FOR DISCONTINUED OPERATIONS
(UNAUDITED)

(Dollars in thousands)

	1Q 2008	2Q 2008	YTD
Industrial Packaging			
Revenues	$ 623,290	$ 711,447	$1,334,737
Operating income	68,035	92,947	160,982
% to revenue	10.9%	13.1%	12.1%
Power Systems & Electronics			
Revenues	582,391	648,785	1,231,176
Operating income	124,065	141,475	265,540
% to revenue	21.3%	21.8%	21.6%
Transportation			
Revenues	594,261	630,650	1,224,911
Operating income	91,834	99,949	191,783
% to revenue	15.5%	15.8%	15.7%
Construction Products			
Revenues	484,034	566,172	1,050,206
Operating income	50,564	78,498	129,062
% to revenue	10.4%	13.9%	12.3%
Food Equipment			
Revenues	509,739	538,479	1,048,218
Operating income	69,592	72,996	142,588
% to revenue	13.7%	13.6%	13.6%
Polymers & Fluids			
Revenues	256,817	300,835	557,652
Operating income	35,673	53,530	89,203
% to revenue	13.9%	17.8%	16.0%
All Other			
Revenues	786,876	838,516	1,625,392
Operating income	139,618	166,384	306,002
% to revenue	17.7%	19.8%	18.8%
Intersegment Revenues	(14,130)	(14,959)	(29,089)
As Reported on the Statement of Income			
Revenues	$3,823,278	$4,219,925	$8,043,203
Operating income	579,381	705,779	1,285,160
% to revenue	15.2%	16.7%	16.0%

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2007 SEGMENT INFORMATION RESTATED FOR DISCONTINUED OPERATIONS
(UNAUDITED)

(Dollars in thousands)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	YTD
Industrial Packaging					
Revenues	$555,054	$621,092	$599,655	$626,857	$2,402,658
Operating income	64,300	79,104	78,532	76,830	298,766
% to revenue	11.6%	12.7%	13.1%	12.3%	12.4%
Power Systems & Electronics					
Revenues	554,420	565,256	567,479	558,358	2,245,513
Operating income	115,485	115,479	110,772	107,464	449,200
% to revenue	20.8%	20.4%	19.5%	19.2%	20.0%
Transportation					
Revenues	529,136	583,625	534,494	567,664	2,214,919
Operating income	83,653	106,542	88,859	94,393	373,447
% to revenue	15.8%	18.3%	16.6%	16.6%	16.9%
Construction Products					
Revenues	474,536	541,227	516,432	532,282	2,064,477
Operating income	51,831	80,481	77,027	73,722	283,061
% to revenue	10.9%	14.9%	14.9%	13.9%	13.7%
Food Equipment					
Revenues	390,554	473,599	500,419	565,710	1,930,282
Operating income	67,736	63,940	88,882	80,155	300,713
% to revenue	17.3%	13.5%	17.8%	14.2%	15.6%
Polymers & Fluids					
Revenues	202,207	229,975	252,507	261,924	946,613
Operating income	30,470	40,724	43,785	40,805	155,784
% to revenue	15.1%	17.7%	17.3%	15.6%	16.5%
All Other					
Revenues	727,481	795,123	786,935	807,852	3,117,391
Operating income	126,085	154,789	161,700	145,343	587,917
% to revenue	17.3%	19.5%	20.5%	18.0%	18.9%
Intersegment Revenues	(12,643)	(12,401)	(13,519)	(12,214)	(50,777)
As Reported on the Statement of Income					
Revenues	$3,420,745	$3,797,496	$3,744,402	$3,908,433	$14,871,076
Operating income	539,560	641,059	649,557	618,712	2,448,888
% to revenue	15.8%	16.9%	17.3%	15.8%	16.5%